John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

June 26, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that John Wiley & Sons, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the annual period ended April 30, 2015, which was filed with the Securities and Exchange Commission on June 26, 2015.

Respectfully submitted,

John Wiley & Sons, Inc

/s/ Gary M. Rinck
Gary M. Rinck
Senior Vice President, General Counsel
John Wiley & Sons, Inc